UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____1______) *

BAM! ENTERTAINMENT, INC.
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities)


059361105
(CUSIP Number)


September 25, 2002
Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[  ] Rule 13d-1(c)
[X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 059361105     13G

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
     Kahn Investment Management, LLC         58-2527819
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See  (a) [   ]
     Instructions)
     Inapplicable                                           (b) [    ]
3    SEC USE ONLY
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


       NUMBER OF         5              SOLE VOTING POWER
         SHARES                              251,900
     BENEFICIALLY
       OWNED BY
         EACH
      REPORTING
        PERSON
        WITH
                   6              SHARED VOTING POWER
                                        0
                   7              SOLE DISPOSITIVE POWER
                                             251,900
                   8              SHARED DISPOSITIVE POWER
                                             0
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     251,900 Shares of Common Stock.
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (See              [    ]
       Instructions)
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      1.73%(1)
12 TYPE OF REPORTING PERSON (See Instructions)
     IN



(1) Based on 14,599,938 shares of Common Stock outstanding as of September 1, 2002.


Page 2 of 4 Pages

Item 1.


    (a)  Name of Issuer   BAM! Entertainment, Inc.
    (b)  Address of Issuer's Principal Executive Offices
          333 West Santa Clara Street
          Suite 716, San Jose, California  95113


Item 2.


     (a) Names of Person Filing   Kahn Investment Management, LLC
     (b) Address of Principal Business Office or, if none, Residence 5506 Worsham Court,
      Windemere, FL 34786
     (c) Citizenship   United States
     (d) Title of Class of Securities   Common Stock
     (e) CUSIP Number   059361105


Item 3.


     (a) [    ] Broker or Dealer registered under Section 15 of the Act
     (b) [    ] Bank as defined in section 3(a)(6) of the Act
     (c) [    ] Insurance Company as defined in section 3(a)(19) of the act
     (d) [    ] Investment Company registered under section 8 of the
                Investment Company Act
     (e) [    ] Investment Adviser registered under section 203 of the
                 Investment Advisers Act of 1940
     (f) [    ] Employee Benefit Plan, Pension Fund which is subject
                to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                240.13d-1(b)(1)(ii)(F)
     (g) [    ] Parent Holding Company, in accordance with
                240.13d-1(b)(ii)(G) (Note: See Item 7)
     (h) [    ] Group, in accordance with 240.13d-1(b)(1)(ii)(J)


Item 4. Ownership


     (a) Amount Beneficially Owned   251,900
     (b) Percent of Class   1.73%
     (c) Number of shares as to which such person has :
     (i) sole power to vote or to direct the vote   251,900
     (ii)  shared power to vote or to direct the vote   0
     (iii) sole power to dispose or to direct the disposition of 251,900
     (iv) shared power to dispose or to direct the disposition of   0


Item 5. Ownership of 5 Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the reporting person has chosen to be the beneficial owner of more than five percent of the class of security, check the
following [   ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

The shares are held by Kahn Capital Partners, L.P. and other private investment funds of which the reporting person is the investment manager.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Securities Being Reported on By the Parent Holding Company

Inapplicable.


Page 3 of 4 Pages

Item 8. Identification and Classification of Members of the Group

Inapplicable.

Item 9. Notice of Dissolution of Group

Inapplicable.

Item 10. Certification

Inapplicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2002

                          Signature: /s/ Brian R. Kahn
                          Name:       Brian R. Kahn



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


Page 4 of 4 Pages